

SECU 07004178 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWALLIANCE INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 CHURCH STREET 7th FLOOR
(No. and Street)

NEW HAVEN, CONNECTICUT 06510
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD B. TROUTMAN (203) 789-2743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

100 PEARL STREET HARTFORD, CONNECTICUT 06103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Edward Diamond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NewAlliance Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NewAlliance Investments, Inc.
(a wholly owned subsidiary of NewAlliance Bank)
Index to Financial Statements
December 31, 2006 and 2005

Page(s)

* These supplemental schedules have not been included in the report as they are not applicable to NewAlliance Investments, Inc.



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford, CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors of
NewAlliance Investments, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of income, of changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NewAlliance Investments, Inc. (the "Company") at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2007

NewAlliance Investments, Inc.
(a wholly owned subsidiary of NewAlliance Bank)
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 4,567,921	$ 3,261,674
Deposit with clearing broker	53,598	51,266
Total cash and cash equivalents	4,621,519	3,312,940
Securities owned, at fair value	110,642	-
Accrued income receivable	359,111	359,262
Fixed assets	123,825	159,294
Receivable from Parent	1,844	70,550
Other assets	168,628	112,500
Total assets	$ 5,385,569	$ 4,014,546
Liabilities and Shareholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 271,468	$ 165,339
Accrued income taxes payable to Parent	340,249	46,403
Total liabilities	611,717	211,742
Shareholder's Equity		
Common stock: $10 per share, 5,000 shares authorized and outstanding	50,000	50,000
Additional paid-in-capital	1,215,705	1,215,705
Retained earnings	3,508,147	2,537,099
Total shareholder's equity	4,773,852	3,802,804
Total liabilities and shareholder's equity	$ 5,385,569	$ 4,014,546

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly owned subsidiary of NewAlliance Bank)
Statements of Income
For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions - fixed annuity income	$ 1,326,327	$ 2,524,305
Commissions - investment security product sales	3,433,548	2,887,521
Commissions - insurance product sales	614,910	704,825
Other income	30,565	21,472
Total revenues	5,405,350	6,138,123
Expenses		
Salaries, wages and benefits	3,041,577	3,444,223
Occupancy and equipment	172,283	195,784
Fees and services	304,914	269,556
Advertising	61,602	176,203
Office supplies	71,903	93,582
Other operating expense	19,057	64,093
Total expenses	3,671,336	4,243,441
Income before income taxes	1,734,014	1,894,682
Income tax	(762,966)	(804,527)
Net income	$ 971,048	$ 1,090,155

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.

(a wholly owned subsidiary of NewAlliance Bank)

Statements of Changes in Shareholder's Equity

For the Years Ended December 31, 2006 and 2005

Balance at December 31, 2004	$ 2,712,649
Net income	1,090,155
Balance at December 31, 2005	3,802,804
Net income	971,048
Balance at December 31, 2006	$ 4,773,852

The accompanying notes are an integral part of these financial statements.

NewAlliance Investments, Inc.
(a wholly owned subsidiary of NewAlliance Bank)
Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 971,048	$ 1,090,155
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	51,615	139,833
Changes in assets and liabilities:		
Increase in securities owned	(110,642)	-
Decrease (increase) in accrued income receivable	151	(148,675)
Decrease (increase) in receivable from Parent	68,706	(70,550)
(Increase) decrease in other assets	(56,128)	20,000
Increase (decrease) in accrued expenses and other liabilities	106,129	(107,835)
Increase (decrease) in payable to Parent	-	(22,790)
Increase (decrease) in accrued income taxes	293,846	(775,935)
Net cash provided by operating activities	1,324,725	124,203
Cash flows from investing activities		
Purchase of fixed assets	(16,146)	(203,317)
Net cash used in investing activities	(16,146)	(203,317)
Net increase (decrease) in cash and cash equivalents	1,308,579	(79,114)
Cash and cash equivalents at beginning of period	3,312,940	3,392,054
Cash and cash equivalents at end of year	$ 4,621,519	$ 3,312,940

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business
NewAlliance Investments, Inc. (the "Company") (formerly NHSB Financial Services, Inc.), a wholly-owned subsidiary of NewAlliance Bank (the "Bank" or the "Parent") (formerly New Haven Savings Bank), is headquartered in New Haven, Connecticut. The Company is registered as a broker-dealer in 15 states. The Company was approved as a registered broker-dealer by the National Association of Securities Dealers (NASD) on October 21, 2003. The Company provides securities brokerage products and services to the general public, including customers of the Bank. Products and services include the offering and sale of equity securities, debt securities, mutual funds and options. The Company also engages in the sale of life, health, disability insurance and fixed annuity products. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

Use of Estimates in Preparation for Financial Statements
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of the amounts held at the Bank and other financial institutions.

Cash Segregated Under Federal Regulations
Cash of $50 has been deposited in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2006 and December 31, 2005, there were no funds deposited by customers or funds accruing to customers as a result of trades or contracts. Therefore, the Company is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(i) under the Securities Exchange Act of 1934.

Securities
Securities owned are recorded on trade date and marked to market at the end of the month and consists of a mutual fund and a municipal bond which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings. Fair values are based upon quoted market prices.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method using the estimated lives of the assets ranging from five to seven years.

Commissions
The Company earns commissions for execution of securities, mutual funds, and insurance transactions. Commission income and related expenses are recorded on a settlement date basis. The difference between using settlement date accounting and trade date accounting, as required by accounting principles generally accepted in the United States of America, is not material.

Income Taxes
The Company is included in the consolidated federal income tax return and the combined Connecticut State income tax return filed by NewAlliance Bank. The provision for federal and state taxes is calculated as if the Company were filing separate income tax returns using NewAlliance Bank's statutory rates. In accordance with a tax sharing arrangement, income taxes are allocated to the Company primarily based on the ratio of the Company's taxable income or loss to the total taxable income or loss. The Company generally recognizes deferred income taxes when assets and liabilities have different values for financial statement and tax reporting purposes. Note 6 contains detailed information about the Company's income taxes.

2. Securities Owned

Securities owned consist of the following as of December 31:

	2006	2005
Mutual Fund	$ 109,762	$ -
Municipal Bond	880	-
Total	$ 110,642	$ -

3. Fixed Assets

Fixed assets consist of the following at December 31, 2006 and 2005:

	2006	2005
Furniture and equipment	$ 239,444	$ 234,655
Computer hardware	173,491	159,582
Computer software	23,740	26,292
	436,675	420,529
Less: Accumulated depreciation	(312,850)	(261,235)
Total	$ 123,825	$ 159,294

The Company purchased $670 and $78,582 of fixed assets from NewAlliance Bank in 2006 and 2005, respectively. The purchase price represented NewAlliance Bank's book value in those fixed assets.

4. Net Capital

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule prohibits the Company from engaging in any securities transactions unless minimum net capital is maintained. The minimum net capital level is the greater of $250,000 or 12.50% of aggregate indebtedness. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

The NASD requires that cash deposits with a parent bank are allowable assets for net capital purposes only to the extent that the deposits represent normal day-to-day operating expenses. The Company had a cash deposit of $2,286,104 and $1,751,111 with the Bank on December 31, 2006 and 2005, respectively. Allowable cash is limited to $353,174 and $420,804 on December 31, 2006 and 2005, respectively. Non-allowable cash in the net capital computation is the total cash deposit at the Bank less the allowable portion, or $1,932,929 and $1,330,307 on December 31, 2006 and 2005, respectively.

The Company had net capital for regulatory purposes of $2,326,799 and $2,040,294 on December 31, 2006 and 2005, respectively, and a minimum net capital requirement of $250,000 for both years. The ratio of aggregate indebtedness to net capital was .2629 to 1 and .1038 to 1 at December 31, 2006 and 2005, respectively.

5. Related Party Transactions

The Company relies on the Bank for various services including participating in the Bank's employee benefit programs, office space and office supplies. The Bank allocates these expenses to the Company based on an agreement between the Company and the Bank. Amounts expensed but not yet paid are recognized as payable to the Bank on the statement of financial condition. If the Company were to seek these items from an unrelated third party, amounts expensed could differ materially.

The Company relies on the Bank to pay certain expenses directly attributable to the Company such as salaries, marketing expenses, and legal fees.

The Bank also provides services to the Company such as technology support, human resources support, internal audit, and financial support for which there is not a charge for services. If the Company were charged for these services or if they were to seek these services from an unrelated third party, amounts expensed could be material to the Company's financial statements.

The Company currently occupies space in the Bank offices. The Bank allocates occupancy expense to the Company based on the square footage of space that the Company occupies. Occupancy expense amounted to $104,584 and $102,125 during 2006 and 2005, respectively.

6. Income Taxes

The provision for income taxes for the years ended December 31, 2006 and 2005 consists of the following:

	2006	2005
Current		
Federal	$ 606,905	$ 662,552
State	156,061	141,975
	762,966	804,527
Deferred		
Federal	-	-
State	-	-
Provision for income taxes	$ 762,966	$ 804,527

The Company had no deferred taxes at December 31, 2006 or December 31, 2005. The Company has no material permanent differences, so the Company's effective tax rate approximates the statutory rate it pays its Parent per an executed tax sharing agreement. The tax sharing agreement calls for the payment of both the federal and state statutory rates. The Company settles taxes with the Parent Company on a current basis.

7. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2006 and 2005, uninsured cash and cash equivalent balances aggregated $4,371,519 and $3,062,940, respectively.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business. The carrying broker has a lien on all assets of the Company. The Company maintains a required deposit of at least $50,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2006 and 2005, the Company had recorded no liabilities with regard to the right.

8. Commitments and Contingencies

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that those routine proceedings involve, in the aggregate, amounts which are immaterial to the financial conditional and results of operations of the Company.

NewAlliance Investments, Inc.
(a wholly owned subsidiary of NewAlliance Bank)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2006 and 2005 **Schedule I**

Net capital		
Capital	$	4,773,852
Less nonallowable assets:		
Cash		1,932,929
Fixed assets		123,825
Accrued income receivable		75,000
Prepaid expenses		2,258
Due from NewAlliance Bank		1,844
Non-marketable securities		100,000
Marketable securities		110,642
Identifiable intangible		66,370
Net capital before haircuts		2,360,984
Haircuts		34,185
Net capital		2,326,799
Less net capital requirement (greater of $76,465 (12.50% of aggregate indebtedness) or $250,000)		250,000
Net capital in excess of requirements	$	2,076,799
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2003		
Total liabilities	$	611,717
Exclusions from aggregate indebtedness		-
Aggregate indebtedness	$	611,717
Ratio of aggregate indebtedness to net capital		26.29 %

There are no differences between this computation and the corresponding computation in the unaudited Part II FOCUS Report as of December 31, 2006.


END